August 6, 2018

John Simard
President and Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive, Bldg. 4, Suite 100
Austin, TX 78744

       Re: XBiotech Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 001-37347

Dear Mr. Simard:

       We have reviewed your amended Form 10-K for the fiscal year ended December 31,
2017 and amended Form 10-Q for the quarterly period ended March 31, 2018 and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2017

General

1. Amended Forms 10-K and 10-Q that include Exhibit 31 certifications as stipulated in Item
      601(b)(31) of Regulation S-K must also include full Item 9A disclosure for Form 10-K and Item 4 disclosure for Form 10-Q as well as your financial statements. Please amend your Forms 10-K and 10-Q accordingly to include this information and the certifications.
      Refer to Regulation S-K C&DI 246.13.
 John Simard
XBiotech Inc.
August 6, 2018
Page 2

       You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameJohn Simard                          Sincerely,
Comapany NameXBiotech Inc.
                                                       Division of Corporation
Finance
August 6, 2018 Page 2                                  Office of Healthcare &
Insurance
FirstName LastName